UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☒ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer

Candela Arepa Bar, LLC

Legal status of issuer

Form

Limited Liability Company

Jurisdiction of Incorporation/Organization

Maryland

Date of organization

October 19, 2023

Physical address of issuer

408 Northway. Baltimore, MD 21218

Website of issuer

https://www.candelaarepabar.com/

Name of intermediary through which the offering will be conducted

MiTec, PBC (via Crowd Fund Baltimore)

CIK number of intermediary

0001690300

SEC file number of intermediary

007-00133

CRD number, if applicable, of intermediary

292759

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

6% of proceeds distributed to the issuer plus third-party escrow fees and transaction costs.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

None

Type of security offered

Debt

Price (or method for determining price)

Face value

Target offering amount

$25,000

Oversubscriptions accepted:

☒ Yes

☐ No

Oversubscriptions will be allocated:

☐Pro-rata basis

☒First-come, first-served basis

☐ Other:

Maximum offering amount (if different from target offering amount)

$124,000

Deadline to reach the target offering amount

April 30, 2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

2

Financial summary

	fiscal year *(2023- entity formed 10/2023)*
Total Assets	$0
Cash and Cash Equivalents	$0
Accounts Receivable	$0
Short-term Debt	$0
Long-term Debt	$0
Revenues/Sales	$0
Cost of Goods Sold	$0
Taxes Paid	$0
Net Income	$0

The jurisdictions in which the issuer intends to offer the securities

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, Wyoming

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

ISSUER

Candela Arepa Bar, LLC

/s/

Signature:

Irena Stein

Title: Managing Member

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Signature:

/s/

Title: Managing Member

Date:

Form C

Offering Statement
of
Candela Arepa Bar, LLC
("Candela" the "issuer," the "company," "we," "our," "us")

Promissory Notes

Forward-Looking Statement Disclosure

This Form C, including any Exhibits referred to in this offering statement, and the intermediary's website contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "will," "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C, including any Exhibits referred to in this offering statement, and on the intermediary's website, are based on reasonable assumptions the company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, including the Exhibits referred to in this offering statement, and the information on the intermediary's website, you should understand that these statements are not guarantees of performance, results, or other events, all of which involve risks, uncertainties (many of which are beyond the company's control), and assumptions. Although the company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operations, operating or financial performance, and other actual future events, and cause such operations, performance, and events to differ materially from the operations, performance, and events anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the company's actual operations, operating or financial performance, or other actual future events may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the company in this Form C, including any Exhibits referred to in this offering statement, or on the intermediary's website speaks only as of the date of this Form C. Factors or events that could cause our actual operations, our operating or financial performance, or other future events to differ may emerge from time to time, and it is not possible for the company to predict all of them. The company undertakes no obligation to update any forward-looking statement, or other statement in this Form C, including any Exhibits referred to in this offering statement, or on the intermediary's website, whether as a result of new information, future developments or otherwise, including decisions made at the company's option, except as may be required by law.

About this Form C

You should rely only on the information contained in this Form C (including the Exhibits referred to in this offering statement). You should assume that information contained in this Form C (including the Exhibits referred to in this offering statement) is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

This Form C (including the Exhibits referred to in this offering statement) does not purport to contain all of the information that may be required to evaluate this offering and any recipient of this Form C should conduct its own independent analysis. The statements of the company contained in this Form C are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained in this Form C is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with this offering described herein and may not be reproduced or used for any other purpose.

Pursuant to Rule 201 of Regulation Crowdfunding (§ 227.201), an issuer offering or selling securities in reliance on section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") must disclose the following information.

(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the issuer.

Name	Form of Organization	Jurisdiction of Organization	Date of organization	Physical address	Website
Candela Arepa Bar, LLC	Limited liability company	Maryland	October 19, 2023	408 Northway Baltimore MD 21218	https://www.candelaarepabar.com/

(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including:

(1) Each person's principal occupation and employment, including whether any officer is employed by another employer; and

(2) The name and principal business of any corporation or other organization in which such occupation and employment took place.

Directors and officers and their positions with the issuer:

Name	Position(s) with the Issuer	Time period position(s) with the issuer have been held
Irena Stein	Chief Executive Officer & Founder	Oct. 2023 - present

Principal occupation and employment of directors and officers over the past three years:

Name	Employer	Employer's principal business	Role
Irena Stein	Alma Cocina	1701 N Charles St. Baltimore, MD 21201	Restaurateur (2015 – present)

(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of beneficial owner	Ownership percentage
Irena Stein	100%

(d) A description of the business of the issuer and the anticipated business plan of the issuer.

Background:

Candela proprietor, Irena Stein, first served arepas in Baltimore back in 2004 at Café Azafrán, her first café located at the Space Telescope Science Institute on the Johns Hopkins University Homewood Campus. When served on occasion as a menu special, the café would sell out in half an hour no matter how many were made that day, and people always requested that we make them more often. The euphoria, response, feedback, and excitement were such that she created *Alma Cocina Latina* in 2015 for people to enjoy arepas and much more on a daily basis. Alma since then has received numerous accolades, awards, and articles in magazines and newspapers all over the country.

To share the arepa with the world, Irena wrote a comprehensive Arepa recipe cookbook titled *Arepa, Classic and Contemporary Recipes for Venezuela's Daily Bread*. It was just published in early Fall 2023 and is distributed by Simon and Schuster. While completing the writing of the book at the end of 2022, retail space on Lanvale Street next to Ms. Stein's Alma Cocina Latina restaurant, became available. Ms. Stein inquired about the use of the space as a dedicated Arepa restaurant, and the landlord (same as Alma Cocina Latina) enthusiastically agreed.

Business Plan:

Opening Candela adjacent to Alma Latina Cocina allows the new restaurant to take advantage of the vibrant location in Baltimore, MD, known as Station North. The area is home to clubs, music venues, a major train station, cinema, restaurants, bars, and institutions of higher education.

Ms. Stein and her team believe that an arepa bar at the center of it all is the right choice. Arepas are very popular. In the last few years this humble, yet elegant food has spread across the globe. Arepas are inexpensive and versatile. Arepas can be filled with any dietary choice, omnivore, seafood, vegan, or vegetarian. These pockets of joy will be served in a beautiful and informal neighborhood establishment. Candela means fire in Spanish. The hope for the restaurant is to ignite a warm and welcoming establishment that fosters the building of community around simple, delicious, and nutritious food. Communing around food is one of the most universal pleasures all humans share.

Just as with Alma Cocina Latina, the founder is committed to sustainability. At Candela ingredients will be carefully sourced, including the animal proteins. The restaurant will compost and use no plastic. All takeout containers will be compostable.

The aesthetic for Candela will be consistent with the Alma Latina Cocina space. It will connect with the tropics, the Caribbean, and in particular Venezuela, to inform the customers of the origins and culture of the arepa. Trees and plants will abound. The walls will be warm and inviting soft tones, creating a welcoming space one loves visiting.
The restaurant will have approximately 30 seats, and will have permanent seating outside as well, with evergreens surrounding the seating areas.

There is on street parking on Lanvale, Saint Paul and Charles Streets. Parking is also available in the parking garage on Charles Street across from the Charles Theater and across the street from Candela at the train station.

Candela will be open 6 days a week. We will start with lunch and dinner service Tuesday through Sunday. As our business and reputation grow, we will have late night hours (projected 3Q 2024) Fridays and Saturdays staying open until 1am. This will serve the late cultural activities all around Candela. These late hours (10pm to 1am) will only provide takeout service. Once the new Penn Station Passenger Terminal opens the founder will evaluate whether to offer breakfast service.

SAMPLE FOOD MENU

Arepas $12 - $18 (estimated)

The Arepas made in Candela are directly associated with those in the book Arepa, written by Irena Stein and published this year, 2023. All arepa recipes in the book are created by Chef Eduardo Egui.

Fish Goujon: balsamic, tomato, beet, avocado

Domino: cheese, plantain, black beans, avocado, cilantro

Mojo Grilled Sardine: red cabbage coleslaw Goat cheese and grilled vegetables

Reina Pepiada: chicken, avocado mayo

Spiced carrots, red pepper cream and pine nuts

Smoked pulled pork: braised onions, Monterey jack cheese.

Creole pork leg: tomato, avocado, vegetable chimichurri

Pabellón: shredded beef, plantains, black beans, mojo.

Hoisin-glazed ribs: Korean slaw

Tofu and corn salad

Weekly Special arepa created by a kitchen staff member

Fried Venezuelan Empanadas $5 - $7 (estimated)
Fish
Beef, black beans & plantains
Cheese & plantains

Desserts $5 - $8 (estimated)
Rice Pudding

Chocolate mousse

Coconut Fritters

SAMPLE BEVERAGE MENU
Full Coffee and Tea service

Aguas Frescas: tamarind, watermelon, passion fruit

Papelón with Lime

Rice chicha

Lemonade with cilantro

Beer in can

Wine in can

Sangría

Hot chocolate (seasonal)

<u>MARKET CORNER</u>

Small stand with local & specialty items

Seasonal fresh cut flowers

Local wildflower honey

House-made sauces

Harina PAN (pre-cooked corn flour used to make arepas)

Arepa Book by Irena Stein

Floor Plan: See the campaign page for renderings of the proposed restaurant space.

Organization:

Candela Arepa Bar will be owned and operated by Candela LLC, a Maryland limited liability corporation managed by Irena Stein, sole managing member. Irena's husband and GM, Mark Demshak, will work in the business as operations and administrative support to Irena and staff.

Irena Stein will be responsible for all decisions related to the business, including, but not limited to, aesthetics, staff, neighborhood and community relations and also relations with city at large and beyond.
She also will make sure that the ethics and philosophy of Candela are alive and well daily. She will also oversee menu development led by the Executive Chef. Additionally input from and discussions with the team will create a rotating menu of arepas.

Mark Demshak will be responsible for operations support, administrative work, and relations with the attorneys, accountants, and bookkeepers. He will also be responsible for keeping the entire staff laughing and happy on a daily basis.

Location:

Candela Arepa Bar will be located at 10 E Lanvale Street, right next to its big sister, Alma Cocina Latina, at the heart of Station North Arts District. The space is on the first floor of the Nelson Kohl apartment building which is directly across the street from the site of the new Amtrak passenger terminal and soon to be renovated Penn Station (to include high speed train, offices, hotel, shops.) Candela is surrounded by a neighborhood full of young people, The Charles movie theater, The Parkway Theater, Metro Gallery, Gatsby night-club, Le Garage event space, several restaurants (Tapas Teatro, Foraged, Le Comptoir du Vin, Royal Blue) University of Baltimore and MICA (Maryland Institute College of Art.) It is also very close to the Mt Vernon and Goucher neighborhoods and the Greenmount corridor that is being renovated at a fast pace, to include new residential buildings, art studios and retail spaces.

Candela will maintain a corporate office at 408 Northway, Baltimore, MD 21218.

The Station North Arts District is a very vibrant and diverse neighborhood surrounded by Mt Vernon and other fast-growing neighborhoods eager for the remodel of the Baltimore's Penn Station. Candela's location is ideal. It is at the core of it all.

It is easy to get to Station North from neighborhoods such as Roland Park and Guilford. The 83/The Jones Falls Expressway brings people from the suburbs into the downtown in 10 minutes or so and the exit ramp brings cars within one block of Candela.

Area Colleges & Universities

MICA (Maryland Institute College of
Art) University of Baltimore
Johns Hopkins University Homewood Campus

Area Restaurants

Alma Cocina Latina
Tapas Teatro Foraged
le Comptoir du Vin.
Sofie's Crepes (mainly to go orders)
Venues that stay open late: The Metro Gallery, Gatsby's, The Garage,

Area Bars

Dutch Courage
Club Charles
The Royal Blue
Guilford
Brewery

The Depot

Area Entertainment

These are tremendous attractions to this neighborhood and attendees frequently combine eating out with a performance
The Charles Theater
The Parkway Theater
The Meyerhoff Symphony Hall
The Lyric
The Improv Comedy Group and

Area Transportation

Penn Station (The new Amtrak passenger terminal is under construction across from Candela on Lanvale Street. The existing passenger terminal is being renovated for office and retail use) City busses on Charles & Saint Paul Streets
Johns Hopkins Shuttle Buses

Competitive Analysis

The concept of Latin-healthy-delicious fast food such as arepas is ideal for all hours of the day and night.
It satisfies your hunger when you wish to eat informally or if you want a quick bite to eat.
In this sense, Sofie's crepes is the only direct competition Candela would have, and they close at 7pm on weeknights and 8pm on weekends. Late night places for a quick bite are scarce, and there is a real need for them.

Capitalization:

It will cost an estimated $537,000 to open Candela Arepa Bar, LLC. Funding for this venture will come from a variety of sources estimated to be as follows:

Grant funding – CBP (Central Baltimore Partnership)	$40,000
Façade Grant – Downtown Partnership	$ 7,500
Private Loan	$50,000
Private Loan	$10,000
Private Loan	$12,500
Bank Loan	$250,000
Line of Credit	$43,000
Crowdfunding	$124,000

Conclusion

The founder believes that the success of Candela will be achieved by staying true to a belief in the careful preparation and quality of the food, the wellbeing of customers and staff, and the creation of an environment where people gather for wonderful food, conversation, community and culture.

Please see our campaign page for our images of the arepas, video, and renderings of the proposed build-out of the restaurant**.**

(e) The current number of employees of the issuer.

None.

(f) A discussion of the material factors that make an investment in the issuer speculative or risky.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Each prospective investor is hereby advised to carefully read and consider the following risk factors and all other materials provided in determining whether or not to invest.

The following list of risk factors and the risk factors stated elsewhere in this offering statement are not intended and should not be understood as an exhaustive list of all risks related to an investment.

Any continued future success that the Company might enjoy will depend upon many factors, including factors beyond the control of the Company and/or which cannot be predicted at this time. These factors may include but are not limited to changes in or increased levels of competition, including the entry of additional competitors and increased success by existing competitors; changes in general economic conditions; increases in operating costs; the

Company's ability to expand its customer base and retain key customers; and reduced margins caused by competitive pressures. These conditions may have a material adverse effect upon the Company's business, operating results, and financial condition. Some specific risks include but are not limited to the following:

Control of the Company and all of its operations are solely with its Founder and will remain with her. Investors must rely upon the judgment and skills of the Founder. Investors have no voting rights. Additionally, because the company's founder owns the company, she can exert significant control over the company's business and affairs and have actual or potential interests that may differ from yours.

There is no operating history of this restaurant.
Candela Arepa Bar, LLC is a brand-new entity with no operating history. Restaurants are risky. We have no way to assure ourselves and our investors that the restaurant will be successful.

We may not have sufficient financial resources to successfully compete in the business.
We will be competing with established businesses that have an operating history and greater financial resources and market share than we have. There can be no assurance that we will be able to compete or capture adequate market share. We will not be profitable if we cannot compete successfully with other casual dining food businesses.

Our failure to introduce new products to the market may harm our business. We operate in a highly competitive industry, which is characterized by frequent introductions of new products and services into the market. Our success will depend, in part, on our ability to improve our products, to develop new products and to provide necessary services and support.

We depend on the services of key persons.
Much of the company's success depends on the skills, experience, and performance of the Founder. The company's success also depends on our suppliers' knowledge and skills, as we have carefully selected these suppliers to meet our needs. The loss of the services of any of the key members of personnel (such as the Executive Chef) and/or suppliers, or the company's inability to recruit, train, and retain key personnel and/or suppliers may have a material adverse effect on the company's business, operating results, and financial condition.

We depend on suppliers for high quality ingredients at affordable prices.
Food and beverage prices are constantly changing. If we are unable to secure high quality ingredients at prices that leave a margin for profit, we will not be able to make a profit. Supply chains are not guaranteed, and we could find ourselves in a position where we can no longer afford to provide food at prices our customers will be willing to pay.

Unforeseen events may impact our business.
Events like the recent global pandemic or natural disasters could negatively impact our business. If we were to suffer a period of time that we could not operate or make a profit, we could not continue to run the business.

Our failure to comply with government rules and regulations may harm our business.

Our business must comply with local, state and federal rules and regulations. We currently comply with the rules and regulations with which we are required to comply and will continue to do so under future physical and business structures. If we fail to comply with a rule or regulation, we may be subject to fines, or other penalties, or our permit or license may be lost or suspended. We may have to stop operating and our investors may lose their entire investment.

Limited Disclosures. The company is at an early stage and may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long operating history. The company is also only obligated to provide limited information regarding its business and financial affairs to investors.

Because there is no secondary market for the Notes, an investor may not be able to sell their Note.
There is no secondary market for the company's Notes. An investor may never be able to sell their Note or recover any part of their investment.

There is no guaranteed return on investment. No assurance can be given that an investor will realize a return on investment, or that an investor will not lose a substantial portion or all the investment. The future performance of the company is uncertain.

Additional funds may be needed. The company currently anticipates that the net proceeds of this offering, together with other funding sources identified in this offering statement, will be sufficient to meet its anticipated needs for the working capital and other cash requirements (as detailed in Item (i) below) for the near future. However, the company may need to raise additional funds in order to fund more rapid expansion, to respond to competitive pressures, or to acquire complementary products or businesses. There can be no assurance that additional financing will be available on terms favorable to the company, or at all. If adequate funds are not available or are not available on acceptable terms, the company's ability to fund its expansion, take advantage of potential acquisition opportunities, develop or enhance services or products or respond to competitive pressures would be significantly limited. Such limitations may have a material adverse effect on the company's business, operating results and financial condition.

We have incurred start-up organizational costs since inception and may incur future losses.
We have not yet generated a profit from operations. We expect to experience losses from operations, and we cannot predict exactly when or if we will become profitable. If we achieve profitability, we may not be able to sustain it.

(g) The minimum target offering amount and the deadline to reach the minimum target offering amount.

The minimum target offering amount is $25,000, and the deadline to reach this amount is April 30, 2024.

If the sum of the investment commitments does not equal or exceed the minimum target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned.

We plan for this offering to have a "rolling close." Once we meet the minimum target offering amount, that amount will be closed, and those funds will be released to us. Before the funds investors have committed are released to us, such investors will be notified that the minimum portion of our offering will be closed. Please see Item (h) below for more detail on the rolling close.

(h) Whether the issuer will accept investments in excess of the minimum target offering amount and, if so, the maximum amount that the issuer will accept and how oversubscriptions will be allocated, such as on a pro-rata, first come-first served, or other basis.

We will accept investments in excess of the minimum target offering amount, up to a total of $124,000 (our maximum target offering amount). Oversubscriptions will be allocated on a first-come, first-served basis.

As described in Item (g) above, once we reach our minimum target offering amount, we will close that amount and those funds will be released to us. Once we reach our maximum target offering amount or our offering deadline, whichever comes first, our offering will end and all funds that have been committed but not yet released to us will then be released to us (provided that we have raised at least our minimum target offering amount).

(i) A description of the purpose and intended use of the offering proceeds.

Candela Arepa Bar, LLC, will use the proceeds of this offering to fund architecture and engineering fees for the buildout of the restaurant, kitchen equipment, dining room furniture, and wall décor as itemized below:

Line items for use of offering proceeds

$25,000 – Architecture & Engineering fees (first use of funds, **minimum target amount**)
$90,000 – Commercial kitchen equipment
$6,000   - Dining room furniture
$3,000   - Wall murals that will serve as the restaurant decor

(j) A description of the process to complete the transaction or cancel an investment commitment.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in our offering materials.

This offering's intermediary, MiTec, PBC (dba Crowdfund Mainstreet, Crowdfund Montana, or Crowd Fund Baltimore) ("CMS") will notify investors when the minimum target offering amount has been met.

If we reach the minimum target offering amount prior to the deadline identified in our offering materials, we may close the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to us upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The issuer may decide to terminate an offering at any time. An offering may also be cancelled if the target raise is not reached. If this occurs, the investor is entitled to a full refund. Within five business days following the cancellation of the offering, CMS will:

> Send the investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive.

> Direct the refund of the investor's funds.

> Please note that the company may choose not to accept an investment for any reason.

A description of the process to complete the transaction is included in the investor education materials provided on the CMS platform.

(k) A statement that if an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

If an investor does not reconfirm his or her investment commitment after a material change is made, if any, to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

(l) The price to the public of the securities or the method for determining the price.

Each security is priced at face value.

(m) A description of the ownership and capital structure of the issuer, including:

(1) The terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer.

The company is owned only by the Founder as shown in Item (c) above.

The issuer is offering a minimum of $25,000 and a maximum of $124,000 in promissory notes ("Note(s)").

Interest Rate:	Annual interest rate of 6%.
Term:	All principal, together with accrued and unpaid interest under the Note is due and payable on 9/30/2030 (the "Maturity Date").
Payments:	Unless accelerated by Holder as a result of a default under this Note, all principaland accrued interest will be due and payable as follows: (a) Beginning on the Effective Date until the Maturity Date (as hereinafter defined), simple interest will accrue at a fixed rate of 6% per annum (computed on the basis of a 365-day year and the number of days actually elapsed). (b) Within thirty (30) days following the end of each calendar quarter beginning in September 2024 and before the Maturity Date, and continuing until the Maturity Date, Borrower will make equal quarterly installment payments of principal and interest, in arrears, in an amount sufficient to fully amortize the principal balance of the Note and all accrued interest over an amortization period of six years. (c) On the Maturity Date, Borrower will repay all accrued but unpaid interest plus all outstanding principal. (d) The "Maturity Date" is the date that is September 30, 2030.
Prepayment:	This Note may be prepaid without penalty.
Events of Default:	Events of Default include: (a) Non-payment under Note. The failure of Borrower to pay any payment due and payable under this Note to Holder within five business days of when such payment is due. (b) Non-performance. The failure of Borrower to perform or observe any of the provisions, terms, covenants, conditions, or

warranties of this Note, provided that such default is not cured prior to the expiration of the notice period. Holder shall provide Borrower with written notice of any default under this Section 7(b). Borrower shall have thirty (30) days from receipt of such notice to cure such default prior to the exercise of any remedy provided herein.

Amendment and Waiver: Any term of the Note may be amended with the written consent of the company and the investor. The obligations of the company and the rights of the investor under the Note may be waived with the written consent of the investor.

The Notes have no voting rights. The above is intended to be only a summary of some of the key terms of the Notes. The above is not a complete description of the terms of the Notes. Please see the form of the Note filed with the SEC with this offering statement as **Exhibit C** for the complete terms of the investment. The above summary is qualified in its entirety by **Exhibit C**.

Other Securities:

1. Outstanding Unsecured Promissory Note 1 of 4:

9/15/23 Private loan $50,000
Interest Rate: 7.5%
Term: 7 years 10 months
Repayment: First 10 months interest only payment due July 1, 2024
Monthly payments of interest and principal on the 1st of every month thereafter as follows: 2% of the payment amount will be in cash and 5.5% of the payment amount will be in the form of Candela food & beverage credit (gift card). Lender has the right to switch payments from partial food and beverage credit to all cash payment anytime during the life of the note with written notice.

2. Outstanding Unsecured Promissory Note 2 of 4:

9/12/2023 Private loan $5,000
Interest rate: 7.5%
Term: 8 years
Repayment: Interest only for the time 9/12/2023 to 9/1/2024. Beginning 10/1/2024, quarterly payments of principal and interest for the remaining 7 years.

3. Outstanding Unsecured Promissory Note 3 of 4:

11/17/2023 Private loan $5,000
Interest rate: 7.5%
Term: 8 years

Repayment: Interest only for the time 11/17/2023 to 11/1/2024. Beginning 12/1/2024 borrower will make quarterly payments of principal and interest for the remaining 7 years on the note.

4. Outstanding Unsecured Promissory Note 4 of 4:

1/29/2024
5 years
$12,500
7.5%
Interest only year 1
Principal & interest next four years

None of the note investments listed in this section have voting rights. The notes may be modified in writing by the parties. All of the notes are unsecured and may have different interest rates and terms as specified herein.

(2) A description of how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered.

The Founder has the absolute right to make decisions with respect to the company. It is possible that the Founder will make a decision that has negative consequences for the company and therefore the investors.

(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement is filed, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Please see Item (c) above.

(4) How the securities being offered are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The Notes are valued at face value.

(5) The risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties.

The company's Founder, the sole final decision-maker for the company, could make a decision that would have negative consequences for the company, reduce the company's revenue, and reduce the investor's return. Such decisions include, but are not limited to, the issuance of additional securities, a sale of the issuer or of the assets of the issuer, and transactions with related parties.

Investors must rely upon the judgment and skills of the Founder, who is the sole member, manager, and decision-maker for the company. As note-holders, investors in this offering have no voting rights or ownership of the company.

The obligations for the outstanding notes and the one that makes up this Reg CF offering are contractual obligations of the company. As the company grows it could determine to take on additional debt not currently contemplated and the overall amount of debt the Company owes could grow along with the repayment burden. Investors could be adversely affected by a decision on the part of the company to take on more debt than it can repay. This could negatively impact investors in this offering.

(6) A description of the restrictions on transfer of the securities, as set forth in 17 CFR § 227.501.

17 CFR § 227.501 provides that the securities may not be transferred for one year after it is issued unless it is transferred:

(i) To the issuer;

(ii) To an accredited investor;

(iii) As part of an offering registered with the SEC; or

(iv) To a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

For purposes of this Item (m)(6), the term accredited investor shall mean any

person who comes within any of the categories set forth in 17 CFR § 230.501(a), or who the issuer reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

For purposes of this Item (m)(6), the term member of the family of the investor or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this Item (m)(6), the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

(n) The name, SEC file number and Central Registration Depository (CRD) number (as applicable) of the intermediary through which the offering is being conducted.

The name of the intermediary is MiTec, PBC (dba Crowdfund Main Street). The SEC file number of the intermediary is 007-00133. The intermediary's CRD number is 292759.

(o) A description of the intermediary's financial interests in the issuer's transaction and in the issuer, including:
(1) The amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering, and
(2) Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest.

The amount of compensation to be paid to CMS is 6% of offering proceeds distributed to the issuer, plus third-party escrow and transaction fees.

(p) A description of material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms.

1. Outstanding Unsecured Promissory Note 1 of 4:

9/15/23 Private loan $50,000
Interest Rate: 7.5%

Term: 7 years 10 months
Repayment: First 10 months interest only payment due July 1, 2024
Monthly payments of interest and principal on the 1st of every month thereafter as follows: 2% of the payment amount will be in cash and 5.5% of the payment amount will be in the form of Candela food & beverage credit (gift card). Lender has the right to switch payments from partial food and beverage credit to all cash payment anytime during the life of the note with written notice.

2. Outstanding Unsecured Promissory Note 2 of 4:

9/12/2023 Private loan $5,000
Interest rate: 7.5%
Term: 8 years
Repayment: Interest only for the time 9/12/2023 to 9/1/2024. Beginning 10/1/2024, quarterly payments of principal and interest for the remaining 7 years.

3. Outstanding Unsecured Promissory Note 3 of 4:

11/17/2023 Private loan $5,000
Interest rate: 7.5%
Term: 8 years
Repayment: Interest only for the time 11/17/2023 to 11/1/2024. Beginning 12/1/2024 borrower will make quarterly payments of principal and interest for the remaining 7 years on the note.

4. Outstanding Unsecured Promissory Note 4 of 4:

1/29/2024
5 years
$12,500
7.5%
Interest only year 1
Principal & interest next four years

(q) A description of exempt offerings conducted within the past three years.

The issuer has not conducted any other exempt offerings within the past three years.

(r) A description of any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or

is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under such section, in which any of the following persons had or is to have a direct or indirect material interest:

(1) Any director or officer of the issuer;

(2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

An adult child of the founder is the Lender of two $5,000 Unsecured Promissory notes (listed as #2 and #3 above) totaling $10,000. These notes are listed and detailed in subsection (p) above.

(s) A discussion of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations.

Each prospective investor should read the following discussion and analysis of our financial condition and results of operations together with our certified financials, which have been filed with the SEC as **EXHIBIT A** to this offering statement, and the related notes and other financial information included elsewhere in this offering.

Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. Prospective investors should review the risk factors stated in Items (f) and (m) above, and any risk factors described elsewhere in this offering statement, as such factors could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Candela LLC is a Maryland LLC. It is the LLC under which Candela Arepa Bar will trade. Candela Arepa Bar is in the design, planning and permitting phase so has yet to generate any revenue. As of January 2024, the entity has raised $72,500 in business loans through private unsecured notes described in this offering statement. Candela Arepa Bar will be located at 10 East Lanvale St, Baltimore MD. Candela Arepa Bar has obligations totaling $17,126.00 for architectural services in the design and documentation of the future space.

The Company will file income tax returns in the U.S. federal jurisdiction and state jurisdictions, as applicable. All highly liquid debt instruments with a maturity of one year or less are considered to be cash equivalents. On December 31, 2023, the Company had no items, other than bank deposits, that would be considered cash equivalents.

The Company maintains its cash in bank deposit accounts which are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2023, the cash balance was $11,460.05.

If we do not reach all of our funding goal in this offering, we will seek alternative funding options.

At this point in the company's lifecycle, we project significant increases in revenue for the next several years. Our expectations for revenue growth and cash flow increase are based on our analysis of the fast casual and late-night food service market growth, and the impact of the upgrade and development of the transportation hub across the street from our location.

The viability of the full scaling of Candela depends on receiving funds from outside capital. All offering proceeds (and additional funds) will improve both our revenue and cash flow. For example, with the funds raised in this offering, we will devote resources to building out the restaurant space and beginning operations.

(t) For offerings that, together with all other amounts sold under section 4(a)(6) of the Securities Act within the preceding 12-month period, have, in the aggregate, the following target offering amounts:

(1) $124,000 or less, the amount of total income, taxable income and total tax, or the equivalent line items, as reported on the federal income tax returns filed by the issuer for the most recently completed year (if any), which shall be certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns, and financial statements of the issuer, which shall be certified by the principal executive officer of the issuer to be true and complete in all material respects. If financial statements of the issuer are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the information reported on the federal income tax returns or the certifications of the principal executive officer.

The issuer's certified financials have been filed with the SEC with this offering statement as **Exhibit A**.

(2) More than $124,000, but not more than $618,000, financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements; and

(3) More than $618,000, financial statements of the issuer audited by a public accountant that is independent of the issuer; provided, however, that for issuers that have not previously sold securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), offerings that have a target offering amount of more than $618,000, but not more than $1,235,000, financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements.

(u) Any matters that would have triggered disqualification under §227.503(a) but occurred before May 16, 2016. The failure to provide such disclosure shall not prevent an issuer from continuing to rely on the exemption provided by section 4(a)(6) of the Securities Act if the issuer establishes that it did not know and, in the exercise of reasonable care, could not have known of the existence of the undisclosed matter or matters.

None.

(v) Updates regarding the progress of the issuer in meeting the target offering amount, to be provided in accordance with 17 CFR §227.203.

As required by 17 CFR §227.203, we will make publicly available on the CMS platform frequent updates regarding our progress in meeting our target offering amount. We will also file a Form CA-U to disclose the total amount of securities sold in the offering no later than five business days after the offering deadline, as required by 17 CFR §227.203.

(w) Where on the issuer's website investors will be able to find the issuer's annual report, and the date by which such a report will be available on the issuer's website.

We will file any required annual reports with the SEC and post the report on our website no later than 120 days after the end of each fiscal year covered by the report.

Our first annual report for this offering will be posted at https://www.candelaarepabar.com/ by April 30, 2025.

We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (2) filing at least one annual report pursuant to Regulation Crowdfunding and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation Crowdfunding and having total assets that do not exceed $10,000,000, (4) the repurchase of all the securities sold in this offering by the company or another party, including any payment in full of debt securities or any complete redemption of redeemable securities or (5) the liquidation or dissolution of the company in accordance with state law.

(x) Whether the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of 17 CFR §227.202.

No.

(y) Any material information necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

Please see the **Exhibits** filed with the SEC with this Form CA for further information about the offering.

Exhibits List

Exhibit A: Certified Financials
Exhibit B: Crowdfunding Page
Exhibit C: Video Transcript